

Mail Stop 3030

April 19, 2016

Via E-mail
Mr. Stephen Williamson
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

> **RE: Thermo Fisher Scientific Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K filed January 28, 2016**
> **File No. 001-08002**

Dear Mr. Williamson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 31

1.   We see that during 2015, you implemented tax planning initiatives related to non-U.S. subsidiaries which resulted in U.S. foreign tax credits of $191 million including the amounts related to Sweden. Please describe to us in greater detail the specific tax planning initiatives you implemented, clarify for us why these initiatives resulted in both foreign tax credits and additional U.S. income taxes, and identify for us any tax jurisdictions, other than Sweden, which represent a significant portion of the amount

recognized in 2015. Tell us the periods over which you expect the foreign tax credits will be available and, if possible, quantify their impact on your future results.

Form 8-K filed January 28, 2016

Exhibit 99.1

2.   We note that the Fourth Quarter and Full Year 2015 Highlights portion of your earnings release includes the non-GAAP measures adjusted earnings per share and adjusted operating margins without including a presentation of the corresponding amounts as determined under GAAP. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of these non-GAAP measures in future filings to include a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP. Please see Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery

cc: Peter E. Hornstra